Contact

www.linkedin.com/in/
muhamedcausevic (LinkedIn)
www.muha.design (Portfolio)

Top Skills

Branding and Identity

Graphic Design

Photography

Languages

Bosnian

English

Serbian

Croatian

Honors-Awards

Dean's Scholar

2018 SILVER ADDY AWARD

2018 BRONZE ADDY AWARD

American Inhouse Design Award 2020

American Graphic Design Award 2020

Muhamed (Muha) Causevic

Creative Services Manager at Lookout, Inc.
San Francisco Bay Area

Summary

When I meet new people, our first topic is usually my nickname, Muha. "Muha? That's a cool name. Where is that from?"

A simple four-letter nickname given to me by my mother when I was a child, "Muha" means "fly," like the insect. It began as a fun way for my mother to tell me that I'm full of energy. Today, I've branded that nickname and made it part of my identity because of its metaphorical value. It's what sets me apart. It's a conversation starter and an immediate transition from any uncomfortable initial interactions.

As a designer, I find it thrilling to work with teams that believe in these core values: curiosity and conversation. Whether it's a problem introduced or a solution delivered, what brings me closer to design are the things that spark my curiosity (especially when they're different from my beliefs and challenge me) and the resulting conversations about how something can be solved or improved.

And much like a fly on a wall, I like to study spaces, enter new rooms, and collaborate with swarms of other flies.

Experience

Lookout

4 years 3 months

Creative Services Manager
February 2019 - Present (3 years 6 months)
San Francisco Bay Area

Designer
May 2018 - February 2019 (10 months)
San Francisco Bay Area

Lookout Foundation Inc

Lookout Foundation Committee

August 2020 - August 2021 (1 year 1 month)
San Francisco Bay Area

R2integrated
2 years 1 month

Designer
July 2016 - May 2018 (1 year 11 months)
Campbell, California

My role as a designer at R2integrated has been adaptive to every client and project. Depending on the scope of the project, I collaborated with a team or work as a solo designer through ideation, visualization, and execution.

Our projects have included social media campaigns, developing and elevating client brands, and campaign concepting from brand reveals to annual conferences, such as the Blackhat Conference in Las Vegas. I have honed my skills in web layouts, email templates, landing pages, and digital advertisements — in addition to designing numerous meeting makers, call makers, billboards, signage, and various branding materials.

• Collaborated with a team to design websites, digital marketing assets, and campaign collateral for clients including Microsoft, Chevron, and Google
• Designed and Art Directed website layout and flow to feature Sutherland Global's dynamic process, simplifying user engagement
• Led a team through branding process and development, delivering executions in logo, brand assets, and guidelines
• Designed a series of eBooks, playbooks, and conversation cards which clients used to navigate information in a timely manner while making live sales pitches, meetings, and calls
• Concepted and designed meeting maker programs, increasing customer response rate

Contract Designer
May 2016 - July 2016 (3 months)
Campbell, California

I worked with the in-house design team on branding and advertising projects, which consisted of expanding on existing brand guidelines, designing email and landing page templates, as well as static and dynamic ad banners that exist on many high-traffic websites. One of my key projects was to design a call maker for Proofpoint Inc., which drove sales to high priority clients.

Natescar LLC
Marketing and Advertising Director
April 2016 - November 2016 (8 months)
Fremont, California

I provided marketing direction through social media, web, and other channels of communication. I was responsible for providing the creative team with clear direction and guidelines to fulfill the company's brand and bring in new costumer base. I strategized short- and long-term goals in regards to marketing, advertising, design, and UX. My role involved guiding colleagues, translating our brand and message to the public, and ensuring that everyone in the company was utilizing their skills to their full potential.

Areas of focus:
• Studying economic indicators
• Tracking changes in supply and demand
• Identifying customers and their current and future needs
• Monitoring the competition

Tower Foundation, San Jose State University
1 year 8 months

Visual Graphic Designer
December 2015 - May 2016 (6 months)
1 Washington Sq, San Jose, CA 95192

• Visualized complex data and journey maps for stakeholder presentations
• Created an infographic depicting SJSU's five-point investment plan
• Provided UX insights to improve engagement and foster connection between donors and departments
• Collaborated with Foundation Relation Officer to roll out a series of infographics and visual presentations used to communicate foundation efforts with stakeholders

Photographer & Graphic Designer
October 2014 - December 2015 (1 year 3 months)
1 Washington Sq, San Jose, CA 95192

• Assisted in development of the university's brand guidelines
• Produced seasonal alumni magazine with full creative team
• Art directed and produced photo shoots for the organization's web and print marketing platforms
• Designed logo mark lockups for various colleges and departments across the university

- Created video and motion graphics for the media team
- Produced various branded print materials
- Photographed the marketing and communications team's annual portfolios

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Education

San Jose State University
Bachelor of Fine Arts (BFA), Graphic Design · (2011 - 2015)

De Anza College
Associate of Arts (AA), Liberal Arts · (2008 - 2011)